Exhibit 99.1

Sierra Metals Announces Filing of NI 43-101 Preliminary Economic Assessment Technical Report for a Doubling of Output at Its Cusi Mine in Mexico to 2,400 Tonnes Per Day, Including an After-Tax NPV of US$81 Million

TORONTO--(BUSINESS WIRE)--January 6, 2021--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) has filed an independent technical report (the “Report“) prepared in accordance with National Instrument 43-101 (“NI 43-101”) on the Cusi Mine in Mexico.

The Report dated November 13, 2020, with an effective date of August 31,2020, is entitled "Preliminary Economic Assessment for the Cusi Mine, Chihuahua State, Mexico”. The Report was prepared for Sierra Metals by SRK Consulting (Canada) Inc. There are no material differences in the Report from those results disclosed in the Company’s press release dated December 10, 2020.

The Report is available for review on SEDAR (www.sedar.com), EDGAR www.SEC.gov and the Company’s website (www.sierrametals.com).

Highlights of the PEA filed include:

  After-tax Net Present Value (NPV): US$81 Million at an 8% discount rate assuming a long term silver price of US$20/oz
  Incremental benefit of increasing the production to 2,400 TPD from 1,200 TPD is estimated to have an after tax NPV (@8%) of US$28.1 million, and IRR of 46.8%
  Net After-tax Cash Flow: US$134 Million
  Life of Mine & Sustaining Capital Cost: US$91 Million
  Total Operating Unit Cost: US$35.24/tonne and US$8.83/oz silver equivalent
  Plant Processing Rate after expansion: 2,400 tonnes per day (TPD)
  Average LOM Grades for Silver 127.2 g/t (4.1 oz/t), Gold 0.12 g/t, Zinc 0.48% and Lead 0.34%
  Mine Life: 13 years based on existing Mineral Resource Estimate
  Life of Mine Silver Payable Production: 33.4 million ounces

Signed by Qualified Persons:

Giovanny Ortiz, B.Sc., PGeo., SRK Principal Consultant (Resource Geology)
Carl Kottmeier, B.A.Sc., P. Eng., MBA, SRK Principal Consultant (Mining)
Daniel H. Sepulveda, BSc, SME-RM, SRK Associate Consultant (Metallurgy)

Quality Control

All technical data contained in this news release has been reviewed and approved by:

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President of Metallurgy and Projects to Sierra Metals is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc

Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
Vice President, Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Americo Zuzunaga
Vice President of
Corporate Planning
Sierra Metals Inc.
Tel: +1 (416) 366-7777

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777